UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

SecureWorks Corp.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Titles of Class of Securities)

81374A105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 81374A105	Page 2 of 16

1	NAME OF REPORTING PERSON Silver Lake Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 70,000,000(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 70,000,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 86.8%(1)
12	TYPE OF REPORTING PERSON PN

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

Schedule 13G

CUSIP No. 81374A105	Page 3 of 16

1	NAME OF REPORTING PERSON Silver Lake Technology Investors III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 70,000,000(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 70,000,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 86.8%(1)
12	TYPE OF REPORTING PERSON PN

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

Schedule 13G

CUSIP No. 81374A105	Page 4 of 16

1	NAME OF REPORTING PERSON SLP Denali Co-Invest, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 70,000,000(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 70,000,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 86.8%(1)
12	TYPE OF REPORTING PERSON PN

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

Schedule 13G

CUSIP No. 81374A105	Page 5 of 16

1	NAME OF REPORTING PERSON SLP Denali Co-Invest GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 70,000,000(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 70,000,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 86.8%(1)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

Schedule 13G

CUSIP No. 81374A105	Page 6 of 16

1	NAME OF REPORTING PERSON Silver Lake Technology Associates III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 70,000,000(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 70,000,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 86.8%(1)
12	TYPE OF REPORTING PERSON PN

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

Schedule 13G

CUSIP No. 81374A105	Page 7 of 16

1	NAME OF REPORTING PERSON SLTA III (GP), L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 70,000,000(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 70,000,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 86.8%(1)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

Schedule 13G

CUSIP No. 81374A105	Page 8 of 16

1	NAME OF REPORTING PERSON Silver Lake Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 70,000,000(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 70,000,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 86.8%(1)
12	TYPE OF REPORTING PERSON PN

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

Schedule 13G

CUSIP No. 81374A105	Page 9 of 16

1	NAME OF REPORTING PERSON Silver Lake Technology Investors IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 70,000,000(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 70,000,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 86.8%(1)
12	TYPE OF REPORTING PERSON PN

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

Schedule 13G

CUSIP No. 81374A105	Page 10 of 16

1	NAME OF REPORTING PERSON Silver Lake Technology Associates IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 70,000,000(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 70,000,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 86.8%(1)
12	TYPE OF REPORTING PERSON PN

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

Schedule 13G

CUSIP No. 81374A105	Page 11 of 16

1	NAME OF REPORTING PERSON SLTA IV (GP), L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 70,000,000(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 70,000,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 86.8%(1)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

Schedule 13G

CUSIP No. 81374A105	Page 12 of 16

1	NAME OF REPORTING PERSON Silver Lake Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 70,000,000(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 70,000,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,000,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 86.8%(1)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 70,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

Schedule 13G

Item 1(a). Name of Issuer:

SecureWorks Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

One Concourse Parkway NE Suite 500

Atlanta, Georgia 30328

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by Silver Lake Partners III, L.P., a Delaware limited partnership (“SLP III”), Silver Lake Technology Investors III, L.P., a Delaware limited partnership (“SLTI III”), SLP Denali Co-Invest, L.P., a Delaware limited partnership (“SLP Denali”), SLP Denali Co-Invest GP, L.L.C., a Delaware limited liability company (“SLP Denali GP”), Silver Lake Technology Associates III, L.P., a Delaware limited partnership (“SLTA III”), SLTA III (GP), L.L.C., a Delaware limited liability company (“SLTA III GP”), Silver Lake Partners IV, L.P., a Delaware limited partnership (“SLP IV”), Silver Lake Technology Investors IV, L.P., a Delaware limited partnership (“SLTI IV”), Silver Lake Technology Associates IV, L.P., a Delaware limited partnership (“SLTA IV”), SLTA IV (GP), L.L.C., a Delaware limited liability company (“SLTA IV GP”), and Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an agreement of joint filing, a copy of which is attached hereto as Exhibit 1.

The Class B Common Stock of the Issuer reported as beneficially owned in this Schedule 13G is directly held by Dell Marketing L.P. (“DMLP”). DMLP’s sole general partner is Dell Marketing GP L.L.C., which is wholly owned by Dell Marketing Corporation, which in turn is indirectly wholly owned by Dell Technologies Inc., formerly known as Denali Holding Inc. (“Dell Technologies”). Dell Technologies is owned by investors including SLP III, SLTI III, SLP IV, SLTI IV and SLP Denali (collectively, the “Silver Lake Funds”) and Michael S. Dell. The Silver Lake Funds may be deemed to share voting and dispositive power with DMLP, Dell Marketing GP L.L.C., Dell Technologies and certain of its other subsidiaries, and Mr. Dell over all securities reported herein as a result of an agreement with Dell Technologies and certain of its stockholders pursuant to which the Silver Lake Funds have a right to approve the sale by Dell Technologies or specified subsidiaries of Dell Technologies of any shares of common stock of the Issuer held by them. This filing shall not be deemed an admission of beneficial ownership of such securities or that DMLP, Dell Marketing GP L.L.C., Dell Technologies, Mr. Dell and the Reporting Persons constitute a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended or otherwise. DMLP, Dell Marketing GP L.L.C., Dell Technologies and Mr. Dell will separately file or have separately filed Schedule 13G filings reporting their respective beneficial ownership of such securities.

The general partner of each of SLP III and SLTI III is SLTA III. The general partner of SLP Denali is SLP Denali GP, and the managing member of SLP Denali GP is SLTA III. The general partner of SLTA III is SLTA III GP. The general partner of each of SLP IV and SLTI IV is SLTA IV, and the general partner of SLTA IV is SLTA IV GP. The managing member of SLTA III GP and SLTA IV GP is SLG.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d). Titles of Classes of Securities:

Class A common stock, par value $0.01 per share (“Class A Common Stock”).

Item 2(e). CUSIP Number:

81374A105

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)	Amount Beneficially Owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G and the information set forth or incorporated in Item 2 is incorporated by reference in its entirety into this Item 4.

The Reporting Persons may be deemed to beneficially own an aggregate of 70,000,000 shares of the Issuer’s Class A Common Stock, which reflects 70,000,000 shares of the Issuer’s Class B Common Stock directly held by DMLP, which are convertible into shares of Class A Common Stock on a one-for-one basis at any time at DMLP’s election, representing approximately 86.8% of the issued and outstanding shares of the Issuer’s Class A Common Stock calculated on the basis of Rule 13d-3 of the Exchange Act. The percentages of beneficial ownership in this Schedule 13G are based on 10,671,149 shares of Class A Common Stock of the Issuer outstanding as of November 30, 2016, as reflected in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 28, 2016, which was filed with the Securities and Exchange Commission on December 7, 2016, and assuming conversion of all outstanding shares of Class B Common Stock which may be deemed to be beneficially owned by the Reporting Persons into shares of Class A Common Stock.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Items 2(a) and 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Items 2(a) and 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Items 2(a) and 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Items 2(a) and 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Items 2(a) and 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The securities reported herein as beneficially owned by the Reporting Persons are directly held by DMLP, whose sole general partner is Dell Marketing GP L.L.C., which is wholly owned by Dell Marketing Corporation, which in turn is indirectly wholly owned by Dell Technologies, and as a result, Dell Technologies, its stockholders and certain of its subsidiaries, including Dell Marketing Corporation, Dell Marketing GP L.L.C. and DMLP, may be deemed to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 2(a) above.

Item 8. Identification and Classification of Members of the Group.

See Item 2(a) above.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

Silver Lake Partners III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Silver Lake Technology Investors III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLP Denali Co-Invest, L.P.
By:	SLP Denali Co-Invest GP, L.L.C., its general partner
	By:	Silver Lake Technology Associates III, L.P., its managing member
		By:	SLTA III (GP), L.L.C., its general partner
			By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLP Denali Co-Invest GP, L.L.C.
By:	Silver Lake Technology Associates III, L.P., its managing member
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Silver Lake Technology Associates III, L.P.
By:	SLTA III (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLTA III (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Silver Lake Partners IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King

	Title:	Managing Director and Chief Legal Officer

Silver Lake Technology Investors IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Silver Lake Technology Associates IV, L.P.
By:	SLTA IV (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

SLTA IV (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Silver Lake Group, L.L.C.

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.